Mail Stop 6010

Edwin A. Reilly
Chief Executive Officer
Andover Medical, Inc.
510 Turnpike Street, Ste. 204
North Andover, Massachusetts 01845

>   **Re: Andover Medical, Inc.**
>   **Amendment No. 3 to Registration Statement on Form SB-2**
>   **Filed September 10, 2007**
>   **File No. 333-142387**

Dear Mr. Reilly:

        We have limited our review of your filing to those issues we have addressed in
our comments. Where indicated, we think you should revise your document in response
to these comments. If you disagree, we will consider your explanation as to why our
comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary
in your explanation. In some of our comments, we may ask you to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

        We welcome any questions you may have about our comments or any other
aspect of our review. Feel free to call us at the telephone numbers listed at the end of this
letter.

Management Discussion and Analysis or Plan of Operations, page 20

Debt Covenants, page 22

1.   Please tell us where the amounts relating to adjusted EBITDA that you describe
        here are presented in your filing. If such amounts are included, provide all the
        disclosures required by Item 10(e) of Regulation S-K, which is further clarified in
        Question 10 of the FAQ Regarding the Use of Non-GAAP Financial Measures
        dated June 13, 2003.

Selling Stockholders, page 49

2.   We note your response to prior comment 2 that you reduced the number of shares
        being offered by each selling shareholder to address our concerns regarding your
        reliance on Rule 415(a)(1)(i). However, while an offering by a broad number of

selling shareholders that are not affiliated with the issuer or with other selling shareholders who are each offering a small portion of the number of outstanding shares held by non-affiliates may support your position that your offering is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i), we note that you have added affiliates to your list of selling shareholders. Therefore, we are unable to agree that the offering is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Because your offering of the shares of common stock underlying the convertible preferred stock and the warrants also may not be done on a delayed or continuous basis under Rule 415(a)(1)(x), you should file the "resale" registration statement after each conversion and exercise of the outstanding securities. At that time, you may register the transaction if you use a form that you are eligible to use for a primary offering, the investors are identified as selling shareholders and as underwriters, and you disclose a fixed price at which the underwriters will sell the securities for the duration of the offering.

3.   Please confirm that no selling shareholder is affiliated with any other selling shareholder.

4.   We note that many of the selling shareholders appear to be offering all of the shares they beneficially own. However, the last column to this table indicates that their beneficial ownership after this offering will be unchanged. Please revise this column to account for changes in beneficial ownership following this offering.

Unaudited Financial Statements as of June 30, 2007

Note 4. Goodwill and Intangible Assets, page F-16

5.   Disclose the useful lives associated with your health care contracts. Also, please revise to include all disclosures required by paragraphs 44 and 45 of SFAS 142.

6.   Disclose the nature of your health insurance contracts asset. Please revise to clarify who these contracts are with, the significant terms of the contracts and significant assumptions used to value this asset. Please indicate how your accounting complies with paragraphs 37 and 39 of SFAS 141.

7.   Expand your goodwill discussion to include the factors that contributed to a purchase price that resulted in recognition of goodwill. Refer to paragraph 51 b. of SFAS 141.

Note 6. Stockholders' Equity, page F-16

Preferred Stock, page F-17

8.   We note your response to comment 25. Please disclose specifically why you did
        not accrue any penalties as of June 30, 2007 and how you comply with the
        requirements of FSP 00-19-2. Please indicate when you will start accruing
        penalties.

Note 9. Restatement, page F-19

9.   If you are revising the financial statements for the correction of an error, please
        clarify how and when the error occurred and the corrections that you made in your
        financial statements. Also, discuss the impact that this error had on your other
        financial statements.

* * * * * * *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Praveen Kartholy at (202) 551-3378 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3800 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Elliot H. Lutzker, Phillips Nizer LLP